Exhibit 99.1

Convening notice.

Ordinary and extraordinary annual general meeting of shareholders.

Tuesday, June 23, 2015 at 3:00 pm

Criteo Headquarters

32, Rue Blanche

75009 Paris, France

Dear Shareholder,

2014 was a record year of growth for Criteo. Our results highlight Criteo’s sound strategic decisions, as well as the strength and scalability of our business model.

As we continue to build on this momentum, our ability to rapidly execute on our strategic growth objectives will be critical to our success in the extremely competitive, and predominantly North American, digital performance marketing technology industry. In order to enable both our organic and external growth, we must continue to be empowered to make significant strategic decisions, regarding both our investments and our leadership.

That is why, at this year’s Annual Shareholders’ Meeting, we are seeking your approval to renew Criteo’s access to the financial means required to enable our growth plans, as well as to retain and attract directors that are best positioned to lead Criteo and oversee this growth.

Financing Long-Term Growth

Criteo’s growth strategy is focused primarily on acquiring assets that complement both its technology platform and product portfolio, as well as developing its Research & Development team. Potential targets of strategic interest are mainly located in the United States in the highly competitive digital technology industry. To successfully complete potential acquisitions, Criteo will require the greatest financial flexibility possible - both in terms of its access to financial resources and its ability to structure deal consideration attractive to U.S. targets.

Approving resolutions 8, 9, and 10 will enable Criteo to successfully deploy its growth strategy in the interest of delivering long-term value for its shareholders. With these resolutions, we are asking you to authorize Criteo to repurchase its stock in order to fund potential acquisitions with equity, and to issue securities in order to fund acquisitions in cash.

Maintaining Strong Leadership

Also imperative to the implementation of Criteo’s strategic objectives is that we have the right leaders who understand our market position and can respond effectively to its challenges. Criteo’s Board of Directors has been carefully selected to incorporate the full range of experiences and skills required to lead our high-growth technology company in an extremely competitive, predominantly North American market. With resolutions 6 and 7, we ask you to renew the terms of Mrs. Dana Evan and Mr. Hubert de Pesquidoux, who bring unique and indispensable expertise, dedication and value to our Board of Directors.

In order to ensure that Criteo can continue to attract and retain highly talented directors with deep industry knowledge and experience, we must be able to offer our directors compensation in line with North American tech market standards, which include an equity-based component. Resolution 15 will enable Criteo to fairly and adequately compensate its independent directors by granting warrants (bons de souscription d’actions) as a component of their compensation.

The Board of Directors is committed to continuing to act effectively and transparently in the best interests of our shareholders. We are grateful to you for providing the Board of Directors and management with the means necessary to execute on Criteo’s strategic plans in order to continue to solidify the Company’s success.

             ________________________

             Jean-Baptiste Rudelle,

             CEO & Chairman of the Board of Directors of Criteo S.A.

Contents.

01.	Agenda for the Combined Shareholders’ Meeting	P2
02.	Brief presentation of Criteo and key performance indicators for 2014	P3
03.	Five-year financial summary	P6
04.	Significant events since the beginning of 2015	P7
05.	2014 Management Report	P8
06.	Board Report	P27
07.	Draft resolutions of the Annual General Meeting of Shareholders	P36

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01.	Agenda for the Combined Shareholders’ Meeting of June 23, 2015.

I.	Ordinary Part

1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2014
2.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2014
3.	Discharge (quitus) of the members of the board of directors and the Statutory Auditors for the performance of their duties for the fiscal year ended December 31, 2014
4.	Allocation of profits for the fiscal year ended December 31, 2014
5.	Approval of the agreements referred to in Articles L.225-38 et seq. of the French Commercial Code
6.	Renewal of the term of office of Mrs. Dana Evan as Director
7.	Renewal of the term of office of Mr. Hubert de Pesquidoux as Director
8.	Delegation of authority to the Board of Directors to execute a buyback of Company stock in accordance with Article L. 225-209-2 of the French Commercial Code

II. Extraordinary Part
9.	Delegation of authority to the Board of Directors to increase the Company’s share capital by issuing ordinary shares, or any securities granting access to the Company’s share capital, for the benefit of a category of persons meeting predetermined criteria, without shareholders’ preferential subscription rights
10.	Delegation of authority to the Board of Directors to increase the Company’s share capital by issuing ordinary shares, or any securities granting access to the Company’s share capital, through a public offering, without shareholders’ preferential subscription rights
11.	Delegation of authority to the Board of Directors to increase the number of securities to be issued as a result of a share capital increase pursuant to the delegations in Resolutions 9 and 10, with or without shareholders’ preferential subscription rights
12.	Determination of the overall financial limits applicable to the issuances to be completed pursuant to the delegations in Resolutions 9 to 11
13.	Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of premiums, reserves, profits, or any other amounts that may be capitalized
14.	Delegation of authority to the Board of Directors to reduce the Company’s share capital by cancelling shares as part of the authorization to the Board of Directors allowing the Company to buy back its own shares in accordance with the provisions of Article L.225-209-2 of the French Commercial Code
15.	Delegation of authority to the Board of Directors to issue and grant warrants (bons de souscription d’actions) for the benefit of a category of persons meeting predetermined criteria, without shareholders’ preferential subscription rights
16.	Delegation of authority to the Board of Directors to increase the Company’s share capital by way of issuing shares and securities for the benefit of members of a Company savings plan (plan d'épargne d’entreprise)

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02.	Criteo is leading performance across the digital marketing industry.

Criteo is changing the digital marketing landscape for ecommerce businesses. We’ve created the ability to deliver truly relevant one-to-one advertising, across multiple channels, in real time on a global scale. And unlike the vast majority of the market, we deliver this capability exclusively through a transparent cost-per-click model, which makes ROI easy to measure and directly linked to client revenue.

This performance based business model is driven by the Criteo Engine, which analyzes every result, every variable and every customer interaction, feeding this information back into its self-learning algorithms, meaning the Criteo Engine gets better and more accurate with every ad served. It is this rich, insightful data gathered from over 1 billion unique users per month, that allows us to so successfully identify buyers and to influence their purchases through real-time, personalized, digital ads.

Our technological and scientific investment gives us the confidence and ability to deliver industry-leading results.

Criteo works with over 7,800 advertisers and the vast majority of our relationships with clients are direct. Our effectiveness is also supported by an exceptionally large number of preferential relationships with publishers, maximizing the opportunities for our clients to engage the most relevant buyers.

This is different. This is Criteo.

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Quick facts.

  Over $16.5bn post-click client sales in 2014
  Up to 25,000 ads delivered per second
  7,800+ clients
  10,000+ Direct publishers
  Over 90% client retention rate

Over 1,500 employees in 24 offices worldwide.

EMEA

Amsterdam
Barcelona
Grenoble

London

Madrid
Moscow

Munich

Milan

Paris

Stockholm

AMERICAS

Boston, MA

Chicago, IL

Los Angeles, CA

Miami, FL

New York, NY
Palo Alto, CA
San Francisco, CA
Sao Paulo

ASIA-PACIFIC

Beijing

Osaka

Seoul

Singapore

Sydney

Tokyo

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2014 Key financial figures.

REVENUE (in € million)

2014	745.1
2013	444.0
+68%
+70% at constant currency

2014 REVENUE EXCLUDING TRAFFIC ACQUISITION COSTS

-Americas	30%
-EMEA	51%
-Asia-Pacific	19%

2013 REVENUE EXCLUDING TRAFFIC ACQUISITION COSTS

-Americas	27%
-EMEA	54%
-Asia-Pacific	19%

REVENUE EXCLUDING TRAFFIC ACQUISITION COSTS (in € million)

2014	303.7
2013	179.0
+70%
+72% at constant currency

ADJUSTED EBITDA (in € million)

2014	79.4
2013	31.3
+154%
+156% at constant currency

NET INCOME (in € million)

2014	35.4
2013	1.4

CASH FLOW FROM OPERATING ACTIVITIES (in € million)

2014	87.7
2013	24.7

FREE CASH FLOW (in € million)

2014	52.3
2013	2.8

2014 KEY EVENTS

JANUARY:
Criteo unveils mobile in-app performance display advertising solution for app developers and marketers to engage and convert users

FEBRUARY:

Criteo acquires Tedemis, expanding customer reach across channels

MARCH:

Follow-on offering of 5.25 million ADRs

APRIL:

Criteo announces global availability of performance display advertising for mobile web

MAY:

Criteo launches advertising’s next generation prediction engine - based on actual purchase behavior

OCTOBER:

Criteo unveils cross-device personalized marketing solution

DECEMBER:

80% of our clients used our multi-screen solution in the month of December and the new Criteo Engine was rolled out to over 95% of our client base

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03.	Five-year financial summary.

REVENUE (in € million)

2014	745.1
2013	444.0
2012	271.9
2011	143.6
2010	65.6

REVENUE EX-TAC (in € million)

2014	303.7
2013	179.0
2012	114.1
2011	64.5
2010	29.8

ADJUSTED EBITDA (in € million)

2014	79.4
2013	31.3
2012	17.4
2011	13.9
2010	9.0

EMPLOYEES AT YEAR END (full-time employees)

2014	1,300
2013	810
2012	629
2011	409
2010	197

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04.	Significant events since the beginning of 2015.

FEBRUARY 2

The enhanced Criteo Engine is already live with more than 300 clients worldwide and has increased overall booking value by an average of 20 percent for travel clients.

FEBRUARY 17

Announcement of the partnership with Facebook on the launch of their Dynamic Product Ads (DPA) solution.

FEBRUARY 17

Acquisition of DataPop, Inc., a Los Angeles-based company specializing in connecting the products in a retailer’s catalog to actual user shopping intent.

MARCH 31

Criteo State of mobile report reveals that mobile now accounts for more than one third of eCommerce transactions globally.

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05.	2014 Management Report.

8

Dear Sir/Madam, Dear Shareholder,

In accordance with the law and the articles of incorporation, we have called you to a General Meeting to approve the annual and consolidated financial statements for the fiscal year ended December 31, 2014.

You will find below the Management Report on Criteo’s activities and the Criteo Group during the fiscal year that began January 1, 2014 and ended December 31, 2014 and the annual and consolidated financial statements for your approval.

We also propose to proceed with the allocation of net income for the fiscal year ended December 31, 2014 and the examination of the agreements covered by articles L. 225-38 and seq. of the French Commercial Code.

Please note that the statutory auditors' reports and the Board of Directors' reports, which will be read to you during the meeting, and the annual and consolidated financial statements, which have been prepared in accordance with the accounting standards, principles and methods currently in effect, have been made available at Criteo’s registered office for your consultation, in accordance with applicable law.

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Contents.

1. Presentation of the Criteo Group	11
2. Group financial information and consolidated results	12
3. Description of the main risks and contingencies faced by the Company and the Group – Use of financial instruments	13
4. Research and development activity of the Company and the Group	13
5. Foreseeable changes and outlook for the Company and the Group	14
6. Employees	14
7. Parent company results for the fiscal year 2014	15
8. Employee share ownership	16
9. Five-year financial summary	17
10. Other Company information	17
11. Agreements governed by Article L. 225-38 of the French Commercial Code	18
12. Company’s general management	18
13. Information regarding directors and corporate officers	18
14. Table and report on authorizations to increase the Company’s share capital	21

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1.	Presentation of the Criteo Group

1.1. Presentation of the Group’s activity

Criteo (the "Company" and, with its subsidiaries, the "Group") is a technology company specializing in digital performance marketing. The Company helps its clients to generate sales from targeted and personalized advertising banners. The Company uses its proprietary predictive software algorithms coupled with its deep insights into expressed consumer intent and purchasing habits to price and deliver highly relevant and personalized internet and mobile display advertisements in real time.

1.2. Highlights of the past fiscal year for the Company and the Group

The fiscal year ended December 31, 2014 is the Company's ninth fiscal year since its incorporation.

The Company’s revenue for the fiscal year ended December 31, 2014 consisted mainly of fees related to the use of the Company's expertise and technology by its subsidiaries, and income from the invoicing of central services (management fees).

The Company has been exclusively dedicated to holding-company activities since April 2010 and continues to centralize research and development activities for the whole Group.

  Secondary offering

On March 21, 2014, in accordance with the delegation granted at the Combined Ordinary and Extraordinary Meeting of Shareholders dated August 2, 2013, the Board of Directors acknowledged the completion of the share capital increase resulting from the secondary offering. The net amount of proceeds generated by the Company was equal to USD22.6 million (€16.4 million).

  Acquisitions

Tedemis S.A.

On February 20, 2014, the Company announced the acquisition of Tedemis, a leading provider of real-time opt-in personalized email marketing solutions to help advertisers turn web visitors into buyers. We acquired 100% of the share capital of Tedemis for €17.0 million in upfront cash, plus €4.0 million payable in cash over a two-year period if certain milestones are met.

Later, on August 29, 2014, the Company:

-        contributed 100% of the share capital of Tedemis to an operating subsidiary in France, named Criteo France SAS;

-        acquired the intellectual property rights associated with the technology developed by Tedemis.

A total asset transfer (or TUP in French) from Tedemis to Criteo France SAS effective on October 1, 2014.

AdQuantic SAS

In addition, on April 7, 2014, the Company acquired 100% of the share capital of AdQuantic, a bidding technology company, for €3.0 million.

On July 1, 2014, we sold AdQuantic’s business (sales operations) to Criteo France SAS.

Effective August 1, 2014, the full amount of AdQuantic’s assets and liabilities was transferred to the Company.

  Financing

In February 2014, we entered into two loan agreements with BPI France (Banque Populaire d’Investissement for French Public Investment Bank) to support our development.

The first agreement consisted of a fixed rate seven-year loan for €3.0 million. This amount will be amortized quarterly after a two-year period. The applicable interest rate, which is equal to 2.09%, was determined based on the French State Long Term rate published the month before drawing down on the loan, which occurred on May 14, 2014.

The second agreement is a three-year revolving credit facility for a maximum amount of €3.0 million, and decreasing by €1.0 million in each subsequent year after February 2014. The interest rate is Euribor 3 months plus a 0.70% margin.

A 0.30% commitment fee is due on a quarterly basis depending on the amount used.

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1.3. Significant events since the end of the reporting period

On February 17, 2015, Criteo Corp., the Company’s U.S. subsidiary , acquired Data Pop, Inc., a U.S. company based in Los Angeles, California specializing in connecting the products in a retailer’s catalog to actual user shopping intent.

1.4. Progress made or difficulties encountered by the Company and the Group

In 2014, the Company has maintained and confirmed its previously announced positioning in pay-per-click performance-based digital marketing. Continued efforts to develop the technology have enabled the Company and the Group to maintain their edge in this field.

2.	Group financial information and consolidated results

The consolidated financial statements for the fiscal year ended December 31, 2014 that are being submitted for your approval were prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union. The main accounting methods and the significant accounting estimates and assumptions are presented in Note 3 of the Notes to the financial statements as of December 31, 2014.

The Group's consolidation scope as of December 31, 2014 is presented in the Notes to the consolidated financial statements.

Consolidated income statement

The Group had consolidated revenue of €745.1 million in 2014.

The Group’s income from operations totaled €40.0 million, while consolidated net income was €35.4 million.

Financial income (expense)

The financial income of €8.6 million originates mainly from the conversion, at the closing exchange rate, of the USD90.0 million balance generated as a result of the Company’s initial public offering (€8.9 million, partly offset by the impact of corresponding hedging instruments in the amount of €2.2 million).

Income tax expense

The income tax expense was €13.3 million. This total reflects a €17.3 million current tax expense and deferred tax income of €4.0 million. The Group’s breakdown of income taxes is presented in Note 10 of the Notes to the consolidated financial statements.

Net income

The consolidated net income attributable to shareholders of the Company is €34.4 million.

Consolidated balance sheet

Selected financial information from the consolidated balance sheet

Total consolidated assets stood at €565.5 million as of late 2014. The main balance sheet subtotals are presented below.

Non-current assets totaled €93.1 million, including €76.5 million in property, plant and equipment, goodwill and intangible assets.1

Current assets totaled €472.3 million and consisted mainly of third-party receivables totaling €182.5 million along with cash and cash equivalents in the amount of €289.8 million.

Equity attributable to shareholders of the Company totaled €341.5 million, and included €34.4 million in net income attributable to such shareholders over the reporting period.

Positive non-controlling interests (Yahoo! Japan Corporation) totaled €1.4 million.

Current liabilities totaled €216.2 million, consisting mainly of third-party trade payables in the amount of €135.6 million.

1 This total includes goodwill for Ad-X Ltd (€4.5 million), Tedemis (€15.6 million), and AdQuantic (€2.8 million).

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Net cash

Cash and cash equivalents include cash on hand and interest-bearing deposits. These items recognized as cash serve to finance the Group’s activities.

As of December 31, 2014, the Group had cash and cash equivalents totaling €289.8 million.

The Group had no overdraft balances as of December 31, 2014.

The main components of cash and cash equivalents and changes thereto are presented in Note 18 of the Notes to the financial statements.

Sources of funding

Since 2012, we have obtained several loans from financial institutions in order to finance property, plant and equipment (mainly equipment).

As of December 31, 2014, financial debt totaled €12.2 million. The breakdown of this debt between current and non-current liabilities is presented in Note 22 of the Notes to the consolidated financial statements.

Consolidated cash flow

The detailed cash flow statement for the 2014 fiscal year is presented in the consolidated financial statements.

Tax paid

Net tax paid in 2014 mainly resulted from the income tax payable for the fiscal year 2013 and totaled €5.1 million.

Off-balance sheet commitments

Operating lease arrangements

The off-balance sheet commitments entered into by the Group as of December 31, 2014 totaled €65.3 million. These off-balance sheet commitments are described in Note 26 of the Notes to the consolidated financial statements for the fiscal year ended December 31, 2014 and consist of future lease payment obligations on behalf of the various subsidiaries.

Credit line facilities and bank overdrafts

We have credit lines facilities pursuant to which we were authorized to draw up to a maximum total of €9.4 million at year end. None of these credit lines were drawn as of December 31, 2014.

3.	Description of the main risks and contingencies faced by the Company and the Group – Use of financial instruments

The Group’s growth, particularly abroad, presents challenges that are specific to each country, especially when it comes to recruiting and managing dedicated sales teams. Managing exchange rate and currency fluctuations are also increasingly becoming vital functions for the Group given the Group’s international expansion.

Since 2013, the Group has set a policy of centralized management of foreign exchange risk. For this purpose, it trades in financial instruments (options, forward buying and selling) with a view to managing and reducing its exposure to the risk of exchange rate fluctuations. We only deal with first-class financial institutions.

4.	Research and development activity of the Company and the Group

Our research and development efforts have not only continued but have also ramped up to improve our performance-based digital marketing product and maintain our technological lead, which is our advantage in this market and sustains our growth. Efforts have been concentrated on developing new algorithms, particularly those designed to optimize the conversion rate for advertising banners.

We therefore continued to make substantial investments in research and development by recruiting engineers to retain our technological edge. The number of Group employees dedicated exclusively to research and development activities totaled 250 as of December 31, 2014, including 231 working within the Company.

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5.	Foreseeable changes and outlook for the Company and the Group

We are pursuing our aim of increasing our presence and recognition abroad. This included creating subsidiaries in Japan, Brazil, Australia and the Netherlands in 2011 and accelerating the development of our U.S. subsidiary in 2012.

In 2013, the Company created subsidiaries in China (Beijing) and Singapore.

In 2014, the Company created subsidiaries in Russia (Moscow) and Spain (Madrid and Barcelona) and, in 2015, plans to continue its expansion, notably in the United Arab Emirates, Turkey and Canada.

6.	Employees

As of December 31, 2014, the Group had a total of 1,300 employees. The geographic breakdown of our headcount is as follows:

Entity	Employees
Criteo China (China)	20
Criteo BV (Netherlands)	13
Criteo Corp. (USA)	249
Criteo Do Brasil (Brazil)	34
Criteo SAS (France)	77
Criteo GmbH (Germany)	68
Criteo KK (Japan)	79
Criteo Korea (Korea)	29
Criteo Ltd (United-Kingdom)	180
Criteo Nordics (Sweden)	11
Criteo PTY (Australia)	12
Criteo S.A. (France)	451
Criteo Singapore (Singapore)	10
Criteo SRL (Italy)	19
Criteo LLC (Russia)	11
Criteo Espana S.L. (Spain – Madrid)	13
Criteo Europa MM S.L. (Spain – Barcelona)	24
TOTAL	1,300

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7.	Parent company results for the fiscal year 2014

The annual financial statements for the fiscal year ended December 31, 2014, which we are submitting for your approval, including the balance sheet, income statement and Notes to the financial statements, have been prepared in accordance with current accounting standards, principles and methods and in line with the presentation rules and appraisal methods provided by current regulations.

Income statement

In the fiscal year ended December 31, 2014, the Company recorded net revenues of €37,885,365, up from €25,572,694 the previous year.

Other revenue totaled €150,207,490, up from €90,108,584 the previous year.

Operating expenses amounted to €166,427,706, compared with €104,678,164 the previous year. Income from operations was positive at €21,813,101, up from a positive total of €11,643,906 the previous year.

Financial income and expenses totaled €14,113,089 and €11,827,525, respectively, compared to €2,825,323 and €5,490,223, respectively, in the previous year. As a result, there was net financial income of €2,286,564 compared to a loss of €2,664,900 in the 2013 fiscal year.

Current income before taxes totaled €24,098,664, compared to income of €8,979,006 the previous year.

Non-recurring income totaled €335,940 in 2014, whereas it was nil (€0) in 2013. Non-recurring expenses totaled €433,288, compared to €286,767 the previous year.

Net income for the fiscal year ended December 31, 2014 totaled €23,021,307, up from net income of €8,762,570 the previous year.

Balance sheet

As of December 31, 2014, the Company’s total assets were at €592,646,981, compared to €392,417,480 in the previous fiscal year.

Assets

As of December 31, 2014, net intangible assets totaled €10,236,301, compared with €5,184,067 the previous year.

Property, plant and equipment totaled €20,360,863, compared with €12,734,261 one year earlier.

As of December 31, 2014, financial assets amounted to €63,996,619, compared with €41,805,480 the previous year.

Current assets totaled €495,323,369, up from €330,070,195 the previous year.

Shareholders’ equity and liabilities

As of December 31, 2014, the Company’s share capital amounted to €1,522,567 compared to €1,421,402 the previous year, while additional paid-in capital was €251,556,235, as compared with €227,500,984 the previous year.

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Company’s debt in relation to the volume and complexity of its business

The Company’s liabilities as of December 31, 2014 amounted to €236,204,150, compared with €96,790,488 as of December 31, 2013, and were comprised of:

- intercompany liabilities	€147,367,756
- trade payables	€45,444,902
- taxes and labor-related payables	€16,629,614
- accounts payable relating to capital expenditures	€4,035,436
- debt from credit institutions	€8,989,206
- other creditors	€13,737,236

In accordance with Article L. 441-6-1 of the French Commercial Code, the table below presents the trade payables balances by due date as of the closing date of the past two fiscal years:

Due date	December 31, 2013	December 31, 2014
Accrued	12,952,943	7,657,728
Not yet due	15,984,552	16,245,270
Less than 30 days	879,876	21,389,063
30 to 60 days	48,539	33,406
60 to 90 days	5,784	8,201
more than 90 days	134,450	111,233

8.	Employee share ownership

On the last day of the fiscal year, share ownership by the Company's employees, including executive officers, was nil (€0), as calculated in accordance with the provisions of Article L. 225-102 of the French Commercial Code.

Options to subscribe for shares

In accordance with the provisions of Article L. 225-184 of the French Commercial Code, the Board of Directors informs you, in its special report, of transactions carried out under the provisions of Articles L. 225-177 to L. 225-186 of the French Commercial Code involving the grant of options to subscribe for, or purchase, shares.

Special warrants for employees, officers, and directors of new companies (BSPCE) and non-employee warrants (BSA)

During the past year, the Board of Directors used the authorizations granted to it by the Combined General Meeting of April 16, 2009, the Extraordinary General Meeting of November 16, 2010, the Extraordinary General Meeting of November 18, 2011 and the Extraordinary General Meeting of September 14, 2012, the Combined Ordinary and Extraordinary Meeting of Shareholders of August 2, 2013, and the Combined Ordinary and Extraordinary Meeting of Shareholders of June 18, 2014.

Accordingly, the supplementary reports of the Board of Directors and the statutory auditor, prepared at the time the BSPCEs and BSAs were issued, have been made available to you in accordance with the relevant legal and regulatory provisions and will also be made available to you at the Meeting of Shareholders called to approve the financial statements for the most recent fiscal year.

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9.	Five-year financial summary

The five-year financial summaries for the Group and the Company, which are required under Article R. 225-102 of the French Commercial Code, are attached to this report in Appendices A-1 and A-2.

10.	Other Company information

10.1 Activity of the subsidiaries and the controlled companies

The following table presents the results of the Company’s subsidiaries for the fiscal year ended December 31, 2014.

	% held as of December 31	Revenues during the past fiscal year (€)	Net income (loss) (€)
Criteo France SAS (France)	100%	125,349,673	6,058,738
Criteo Ltd (U.K.)	100%	72,233,307	4,862,481
Criteo GmbH (Germany)	100%	110,575,733	5,201,802
Criteo BV (Netherlands)	100%	25,366,506	2,469,041
Criteo Corp (U.S.A.)	100%	205,397,027	966,554
Crite Do Brazil (Brazil)	100%	38,518,108	(666,021)
Criteo Australia PTY (Australia)	100%	11,323,817	35,578
Criteo KK (Japan)	66%	112,663,891	2,943,044
Criteo SRL (Italy)	100%	3,278,164	658,073
Criteo Singapore Pte Ltd	100%	9,102,396	(2,920,837)
Criteo LLC (Russia)	100%	2,749,180	217,655
Criteo Espana S.L. (Spain – Madrid)	100%	3,769,428	33,815
Criteo Europa MM S.L. (Spain – Barcelona)	100%	0	(369,528)
Criteo SA Frankrike filial Norden (Sweden)	Permanent establishment	19,518,407	741,076
Criteo SA Korea Branch (Korea)	Permanent establishment	13,550,041	(28,484)
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10.2	Acquisitions of significant stakes in companies whose registered offices are in France, or takeovers of such companies or disposals of such stakes

In accordance with the provisions of Article L. 233-6 of the French Commercial Code, we hereby inform you that, apart from the transactions set forth in Section 1.1 above, in 2014, the Company did not acquire or dispose of any stake in any company.

11.	Agreements governed by Article L. 225-38 of the French Commercial Code

All of the agreements governing the billing of know-how and technology fees, as well as the agreements governing the billing of management fees, which were executed by the Company or any of its subsidiaries, were renewed in 2014, while some new agreements were executed and others rejected by the Board of Directors. Such new agreements pertain to certain new subsidiaries created over the course of the fiscal year, namely:

-	agreements governing the billing of know-how and technology fees: Criteo LLC (Russia)
-	agreements governing the billing of management fees: Criteo Espana S.L. (Madrid)

The subleasing agreement between Criteo S.A. and its subsidiary Criteo France SAS was also renewed.

Lastly, as of August 1, 2014, the Company made part of its offices and some of its administrative and maintenance services, representing €18,500 annually, available to Association France Digitale, an organization of which Marie Elekand, a director of the Company, is Co-president.

12.	Company’s general management

Jean-Baptiste Rudelle is the Chairman and Chief Executive Officer of the Company. During 2014, three Deputy CEOs assisted him in his duties, namely Romain Niccoli, Franck Le Ouay, and Benoît Fouilland.

When Franck Le Ouay left the Company, he also resigned from his position as Deputy CEO effective September 30, 2014.

13.	Information regarding directors and corporate officers

In accordance with the provisions of Article L. 225-102-1 of the French Commercial Code, the following table lists the terms of office and functions held by the Company’s directors and corporate officers (as defined in the French Commercial Code) over the course of the 2014 fiscal year, in any company or companies during the past fiscal year:

Name	Position	Other mandates
Jean-Baptiste Rudelle	Chairman, Chief Executive Officer

Criteo France SAS, président

Criteo Corp., CEO

Criteo Ltd, Director

Criteo GmbH, Director

Criteo BV, Director

Criteo Do Brazil, Director

Criteo KK, Director

Criteo PTY Ltd, Director

Criteo Srl, Director

Criteo Singapore Private Ltd, Director

Criteo Advertising (Beijing) Co., Ltd, Director

Criteo LLC, Director

Criteo Espana S.L.

Criteo Europa MM S.L.

Criteo Société Anonyme Korea branch, Director

Criteo SA Frankrike Filial Norden, Director

Meriactive SAS, président

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Marie Ekeland	Director	Parrot SA, Director Bibicheri SAS, Director
Dominique Vidal	Director	Peoplevox Blablacar (Commuto) Techmedia (observer) Squarespace Outbrain DoubleDutch Inc. (observer) Metapack Ltd Navabi GmbH I-Graal SAS Be2 (until February 2015) Alkemics (since 2015)
Hubert Dubosc de Pesquidoux	Director

Sequans Communications, Director and Chairman of the Audit Committee

Radisys, Director and Chairman of the Audit Committee

Mavenir Systems, Director and Chairman of the Audit Committee

Rimor LLC (US LLC), Manager

HDP Consulting, Sole partner

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James Warner	Director	Merkle, Inc., Director Invision, Inc., Director Zoom, Inc., Director Healthline Networks, Inc., Director Sprinklr, Inc., Consultant
Dana L. Evan	Director

Box, Director, Chairman of the Audit Committee, and Member of the Corporate Governance Committee

Everyday Health, Director, Chairman of the Audit Committee, and Member of the Corporate Governance Committee and Compensation Committee

Proofpoint, Director, Chairman of the Audit Committee, and Member of the Compensation Committee

Survey Monkey, Director, Chairman of the Audit Committee, and Member of the Compensation Committee

Romain Niccoli	Deputy CEO	New R, Director (Supervisory Board)
Benoît Fouilland	Deputy CEO	Criteo GmbH Criteo LLC (Director) Criteo Espana S.L. Criteo Europa MM S.L.

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14.	Table and report on authorizations to increase the Company’s share capital

In accordance with the provisions of Article L. 225-100 of the French Commercial Code, the table presented in Appendix B summarizes the delegations of authority and powers granted by the General Meeting of Shareholders to the Board of Directors for capital increases in line with the provisions of Articles L. 225-129-1 and L. 225-129-2 of said Code.

For informational purposes, the table in Appendix B presents the authorizations given for the purpose of granting options to subscribe for shares as well as special warrants for employees, officers and directors of new companies.

NET INCOME ALLOCATION

We propose to allocate the net income for the fiscal year ended on December 31, 2014, being €23,021,307, as follows:

-	in the amount of €10,116.70 to the legal reserve, which will therefore bring it to the legally required level, and
-	the remainder of €23,011,190 to retained earnings.

INFORMATION ON DIVIDENDS PAID

In accordance with applicable legal provisions, we note that the Company has not paid out any dividends for the past three fiscal years.

NON-TAX DEDUCTIBLE EXPENSES

In accordance with Article 223 of the French General Tax Code, please note the absence of any sumptuary expenditures or non-deductible expenses as defined in Article 39-4 of this Code.

                                              The Board of Directors

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APPENDIX A 1

Five-year financial summary for the Company

RESULTS AND OTHER CHARACTERISTIC DATA CONCERNING THE COMPANY OVER THE PAST FIVE FISCAL YEARS

	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14
Share capital at fiscal year-end
Share capital	360,051.82	368,327.00	1,178,075.43	1,421,401.73	1,522,567.37
Number of ordinary shares	9,594,516	10,422,034	31,923,663	56,856,070	60,902,695
Number of preference shares
Maximum number of shares to be created:
* via the conversion of bonds
* via subscription right
Transactions and Income (Loss)
Revenues (taxes excluded)	17,737,234.63	12,563,352.68	12,215,849.94	25,572,693.59	37,885,365
Income before taxes, employee profit sharing, amortization, depreciation, and provisions	6,886,541.98	9,880,503.78	31,247,764.76	17,313,415.21	34,398,184.00
Income taxes	-525,523.00	-1,596,300.00	1,560,405.86	-475,173.37	489,662.00
Employee profit sharing			505,200.68	404,841.70	490,347.75
Income after taxes, employee profit sharing, amortization, depreciation, and provisions	6,837,189.01	9,289,508.06	26,780,498.94	8,762,570.34	23,021,307.00
Distributed earnings
Earnings per share
Income before taxes, employee profit sharing, amortization, depreciation, and provisions	0.77	1.10	0.91	0.31	0.56
Income after taxes, employee profit sharing, amortization, depreciation, and provisions	0.71	0.89	0.84	0.15	0.38
Dividend payout
Personnel
Average headcount	70	122	206	308	463
Total payroll	4,616,620.90	9,028,293.59	15,424,017.12	24,564,582.11	34,136,230.00
Sums paid out in the form of employment benefits (social security, activities)	1,576,895.63	3,758,807.80	7,332,201.00	11,857,594.00	18,864,707.00

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APPENDIX A 2

Five-year financial summary for the Group

Key consolidated data:

Revenues and net income (loss), group share, of the Group over the course of the past 5 fiscal years

	2010	2011	2012	2013	2014
Revenues	€65.6 million	€143.6 million	€271.9 million	€444 million	€745.1 million
Net income, Group share	€4.7 million	€6.1 million	€1 million	€1.1 million	€34.4 million

APPENDIX B

Table of authorizations given to the board of directors with respect to capital increases

Date of the General Meeting of Shareholders	Purpose of the delegation	Expiry date	Date and conditions of use by the Board of Directors
EGM of 02.08.2013 (Twenty-first resolution)	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing ordinary shares or any security giving access to the share capital with removal of the shareholders’ preferential subscription right to the benefit of a determined category of persons who meet certain criteria, within an overall maximum limit of 1,179,659 euros.	02.02.2015 (18 months as from the GM)	The Board used this delegation at its meeting on October 29, 2013.
EGM of 02.08.2013 (Twenty-second resolution)	Subject to the non-retroactive condition precedent of the successful completion of the initial public offering no later than December 31, 2013, delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing ordinary shares or any security giving access to the share capital while preserving the shareholders’ preferential subscription right, within an overall maximum limit of 1,179,659 euros.	10.02.2015 (26 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.

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EGM of 02.08.2013 (Twenty-third resolution)	Subject to the non-retroactive condition precedent of the successful completion of the initial public offering no later than December 31, 2013, delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing ordinary shares or any security giving access to the share capital in a public offering with removal of the shareholders’ preferential subscription right, within an overall maximum limit of 1,179,659 euros.	10.02.2015 (26 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
EGM of 02.08.2013 (Twenty-fourth resolution)	Subject to the non-retroactive condition precedent of the successful completion of the initial public offering no later than December 31, 2013, delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of issuing ordinary shares or any security giving access to the share capital with removal of the shareholders’ preferential subscription right in the context of an offering made to the benefit of qualified investors or to a restricted circle of investors mentioned in Paragraph II of Article L. 411-2 of the French Monetary and Financial Code, within an overall maximum limit of 1,179,659 euros.	10.02.2015 (26 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
EGM of 02.08.2013 (Twenty-fifth resolution)	Delegation of authority to be granted to the Board of Directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription right pursuant to the above-referenced resolutions.	10.02.2015 (26 months as from the GM)	The Board of Directors did not use this authorization during the 2014 fiscal year.
EGM of 02.08.2013 (Twenty-seventh resolution)	Subject to the non-retroactive condition precedent of the successful completion of the initial public offering no later than December 31, 2013, delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital by way of incorporation of premiums, reserves, benefits or others, within the limit of a nominal amount of 400,000 euros.	10.02.2015 (26 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
EGM of 02.08.2013 (Twenty-eighth resolution)	Authorization to be granted to the Board of Directors to grant options to subscribe to new shares (OSAs) or options to purchase shares (OAAs).	10.02.2016 (38 months as from the GM)	The Board of Directors used this delegation at its meetings of September 3, 2013 and December 4, 2013.
EGM of 02.08.2013 (Twenty-ninth resolution)	Delegation to be granted to the Board of Directors for the purpose of issuing and allocating non-employee warrants (BSPCEs) to employees and officers of the Company.	10.02.2016 (38 months as from GM)	The Board of Directors used this delegation at its meeting of September 3, 2013.

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EGM of 02.08.2013 (Thirtieth resolution)	Authorization to be granted to the Board of Directors to grant free shares, existing or to be issued.	10.02.2016 (38 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
EGM of 02.08.2013 (Thirty-first resolution)	Delegation of authority to be granted to the Board of Directors in order to issue and to allocate non-employee warrants (BSAs) in favor of a range of persons satisfying determined characteristics.	10.02.2016 (38 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
EGM of 02.08.2013 (Thirty-fourth resolution)	Delegation of authority to be granted to the Board of Directors in order to increase the share capital by way of issuing shares and securities giving access to the Company’s share capital to the benefit of employees who participate in a Company savings plan.	10.02.2016 (38 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
CGM of 06.18.2014 (Ninth resolution)	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital via an issuance of ordinary shares or of any securities giving access to the share capital, while removing shareholders’ preferential subscription rights, for the benefit of a category of persons who meet specific predetermined criteria.	12.18.2015 (18 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
CGM of 06.18.2014 (Tenth resolution)	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital via an issuance of ordinary shares or of any securities giving access to the share capital, while upholding shareholders’ preferential subscription rights	08.18.2016 (26 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
CGM of 06.18.2014 (Eleventh resolution)	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital via an issuance of ordinary shares or of any securities giving access to the share capital, while removing shareholders’ preferential subscription rights and carrying out a public offering	08.18.2016 (26 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
CGM of 06.18.2014 (Twelfth resolution)	Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital via an issuance of ordinary shares or of any securities giving access to the share capital, while removing shareholders’ preferential subscription rights, in the context of an offering aimed at qualified investors or a restricted group of investors, as discussed in Article L. 411-2, Paragraph II of the French Monetary and Financial Code	08.18.2016 (26 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.

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CGM of 06.18.2014 (Thirteenth resolution)	Delegation of authority to be granted to the Board of Directors in order to increase the number of securities to be issued in the event of a share capital increase with or without preferential subscription rights completed by virtue of the above-referenced delegations.	08.18.2016 (26 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
CGM of 06.18.2014 (Fifteenth resolution)

Delegation of authority to be granted to the Board of Directors in order to increase the Company’s share capital via the capitalization of premiums, reserves, profits, or other funds, not to exceed the maximum nominal amount of 400,000 euros.

		08.18.2016 (26 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
CGM of 06.18.2014 (Sixteenth resolution)	Authorization to be granted to the Board of Directors to grant options to subscribe to new Company shares (OSAs) or options to purchase Company shares (OAAs).	08.18.2017 (38 months as from the GM)	The Board of Directors used this delegation at its meeting of July 30, 2014, October 29, 2014, and December 4, 2014.
CGM of 06.18.2014 (Seventeenth resolution)	Authorization to be granted to the Board of Directors to grant free shares, whether existing or to be issued.	08.18.2017 (38 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
CGM of 06.18.2014 (Eighteenth resolution)	Delegation of authority to be granted to the Board of Directors in order to issue and to allocate non-employee warrants (BSAs) in favor of a range of persons meeting predetermined criteria.	12.18.2015 (18 months as from the GM)	The Board of Directors did not use this authorization during the fiscal year 2014.
CGM of 06.18.2014 (Twentieth resolution)	Delegation of authority to be granted to the Board of Directors in order to increase the share capital via an issuance of shares and securities giving access to the Company’s share capital, for the benefit of employees who participate in a Company savings plan.	12.18.2015 (18 months as from the GM	The Board of Directors did not use this authorization during the fiscal year 2014.

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06.	Board Report

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Agenda for the Combined Shareholders’ Meeting of June 23, 2015.

I.	Ordinary Part

1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2014
2.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2014
3.	Discharge (quitus) of the members of the board of directors and the Statutory Auditors for the performance of their duties for the fiscal year ended December 31, 2014
4.	Allocation of profits for the fiscal year ended December 31, 2014
5.	Approval of the agreements referred to in Articles L.225-38 et seq. of the French Commercial Code
6.	Renewal of the term of office of Mrs. Dana Evan as Director
7.	Renewal of the term of office of Mr. Hubert de Pesquidoux as Director
8.	Delegation of authority to the Board of Directors to execute a buyback of Company stock in accordance with Article L. 225-209-2 of the French Commercial Code

II.  Extraordinary Part

9.	Delegation of authority to the Board of Directors to increase the Company’s share capital by issuing ordinary shares, or any securities granting access to the Company’s share capital, for the benefit of a category of persons meeting predetermined criteria, without shareholders’ preferential subscription rights
10.	Delegation of authority to the Board of Directors to increase the Company’s share capital by issuing ordinary shares, or any securities granting access to the Company’s share capital, through a public offering, without shareholders’ preferential subscription rights
11.	Delegation of authority to the Board of Directors to increase the number of securities to be issued as a result of a share capital increase pursuant to the delegations in Resolutions 9 and 10, with or without shareholders’ preferential subscription rights
12.	Determination of the overall financial limits applicable to the issuances to be completed pursuant to the delegations in Resolutions 9 to 11
13.	Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of premiums, reserves, profits, or any other amounts that may be capitalized
14.	Delegation of authority to the Board of Directors to reduce the Company’s share capital by cancelling shares as part of the authorization to the Board of Directors allowing the Company to buy back its own shares in accordance with the provisions of Article L.225-209-2 of the French Commercial Code
15.	Delegation of authority to the Board of Directors to issue and grant warrants (bons de souscription d’actions) for the benefit of a category of persons meeting predetermined criteria, without shareholders’ preferential subscription rights
16.	Delegation of authority to the Board of Directors to increase the Company’s share capital by way of issuing shares and securities for the benefit of members of a Company savings plan (plan d'épargne d’entreprise)

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  MATTERS NOT SUBJECT TO THE APPROVAL OF THE SHAREHOLDERS

As a preliminary matter, the Board of Directors wishes to explain to the shareholders why certain matters are not subject to approval at this Shareholders’ Meeting.

Article 225-123 of the French Commercial Code, enacted as a result of French Law No. 2014-384 dated March 29, 2014 (“Loi Florange”), requires the assignment of double voting rights to all fully paid-up shares that have been held in registered form by the same shareholder for at least two years.

However, these new provisions of the French Commercial Code apply only to companies whose shares are admitted to trade on a “regulated market.” The Company’s ordinary shares are only listed in the form of American Depositary Shares (“ADSs”) on the Nasdaq Global Market, which is not considered to be a regulated market within the meaning of the French Commercial Code.

As a result, the Loi Florange provisions do not apply to the Company and are not subject to review by the Annual Shareholders’ Meeting.

  DECISIONS RESERVED FOR THE ORDINARY SHAREHOLDERS’ MEETING
  Approval of the statutory and consolidated financial statements for the fiscal year ended December 31, 2014 – Official discharge of directors and Statutory Auditors – Allocation of profits [Resolutions 1 to 4]

The first and second resolutions approve, respectively:

-	The statutory financial statements (also referred to as individual or corporate financial statements) and the transactions disclosed therein,
-	The consolidated financial statements and the transactions disclosed therein.

The third resolution grants a discharge (donner quitus) to the Company’s directors and Statutory Auditors for the exercise of their respective duties over the course of the past fiscal year.

The fourth resolution allocates the Company’s profits of EUR 23,021,307 for the fiscal year ended December 31, 2014, as follows:

-	Up to EUR 10,116.70 to be allocated to the legal reserve, which will then be provisioned in full, and
-	The remaining balance of EUR 23,011,190 to be allocated to retained earnings.
  Approval of the agreements described in Articles L. 225-38 et seq. of the French Commercial Code [Resolution 5]

In accordance with the terms of Article L.225-38 of the French Commercial Code, the Shareholders’ Meeting is called to approve only the new agreements entered into over the course of the 2014 fiscal year, with the exception of those entered into between the Company and its wholly-owned subsidiaries, which mainly concern technology and know-how licenses.

The only agreement submitted for approval for the 2014 fiscal year pursuant to the fifth resolution is an agreement with Association France Digitale, of which Mrs. Marie Ekeland, a director of the Company, is President. The agreement provides Association France Digitale with office space and other services in the Company’s registered office building in Paris, France.

In support of this resolution, the Statutory Auditors’ special report has been made available to the shareholders at this meeting.

  Renewal of terms of office of Directors [Resolutions 6 and 7]

Composition of the Board of Directors

Criteo’s Board of Directors is comprised of six members, three of whom are independent: Mrs. Dana Evan, Mr. Hubert de Pesquidoux, and Mr. James Warner (Lead Independent Director). Mr. Jean-Baptiste Rudelle is the Chairman of the Board of Directors, and is also the directeur général (Chief Executive Officer) of the Company.

The Board of Directors has determined that the other two directors, Mr. Dominique Vidal and, as of April 2015, Mrs. Marie Ekeland are not independent. Notwithstanding the rules of the Nasdaq Global Market, according to which Mrs. Ekeland and Mr. Vidal might be considered independent, the Board of Directors has decided to err on the side of caution in making its determination in order to be as transparent as possible and to avoid exposing the Company to any potential conflicts of interest.

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As of today, the Company is fully satisfied with the operation of its Board of Directors and wishes to preserve its current structure and composition.

The lean composition of the Board of Directors enables rapid decision-making and improves communication, characteristics which the Company will maintain as it appoints new directors.

Criteo’s Board of Directors has been carefully selected to incorporate the full range of experiences and skills required to lead our high-growth technology company in an extremely competitive, predominantly North American market. The three independent members, as well as Mr. Rudelle, are all residents of the United States. The Board of Directors is able to leverage the diverse skill set of its members to implement best practices with respect to financial and administrative matters, governance, and transparent and competitive compensation, particularly for senior executives.

In particular, Mrs. Evan and Mr. de Pesquidoux joined the Board of Directors not only to guide Criteo through its initial public offering and early days as a publicly traded company, but also to oversee its expansion in the United States and new geographies.

Owing to their specific expertise and abilities, each independent member of the Board of Directors chairs a committee.

	Dana Evan	Hubert de Pesquidoux	James Warner
(Lead Independent Director)
Nomination	March 6, 2013	October 25, 2012	February 7, 2013
Chairmanship	Nomination and Corporate Governance Committee	Audit Committee	Compensation Committee
Member	Audit Committee Strategy Committee*	Strategy Committee*	Audit Committee Strategy Committee*

*	The Board resolved to terminate the Strategy Committee at its April 2015 meeting, as all matters of strategic importance to the Company are reviewed by the Board in its standing, regular meetings.

Attendance Rate

The Board of Directors and its committees meet at least five times per year. For the 2014 fiscal year, the attendance rate, both at Board and committee meetings, was 100% for the Board of Directors’ six regularly scheduled meetings (excluding special meetings called for exceptional transactions, such as the secondary offering). This high level of engagement enables the Board of Directors to carry out its duties efficiently and effectively.

Renewal of Terms of Office of Mrs. Dana Evan and Mr. Hubert de Pesquidoux

Mr. de Pesquidoux was appointed for a three-year term at the Shareholders’ Meeting dated October 25, 2012. A summary of Mr. de Pesquidoux’s biography is below.

Mr. Hubert de Pesquidoux is currently Executive Partner at Siris Capital, a private equity investment company specializing in the North American data and telecommunications technology industry. Until 2009, Mr. Hubert de Pesquidoux spent 21 years in various executive functions at Alcatel-Lucent SA, including CFO and member of the Executive Committee, and was President of the Enterprise Business Group. The Board of Directors believes that Mr. de Pesquidoux’s experience and knowledge of the high-tech industry, as well as his extensive financial expertise, allow him to make key contributions to the Board of Directors and to the Audit Committee he chairs.

Mrs. Evan was appointed director by the Board of Directors on March 6, 2013 for the remainder of Mr. Benoît Fouilland’s three-year term of office, running from October 25, 2012. Her appointment was subsequently approved by the Shareholders’ Meeting on June 26, 2013. A summary of Mrs. Evan’s biography is below.

Mrs. Dana Evan has served on the boards of directors of various internet, technology, and media companies. In addition, she was the CFO of VeriSign, Inc., a provider of intelligent infrastructure services for internet and telecommunications networks. The Board of Directors believes that Mrs. Evan’s broad expertise in operations, strategy, accounting, financial management, and investor relations at both publicly and privately held technology and internet companies allows her to make key contributions to the work of the Board of Directors, in particular, as the Chairwoman of the Nomination and Corporate Governance Committee.

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Given the unique and indispensable skills and expertise, dedication and value that each of Mrs. Evan and Mr. de Pesquidoux bring to the Board of Directors, we request that, pursuant to Resolutions 6 and 7, you renew the term of office of Mrs. Evan and Mr. de Pesquidoux, whose mandates will expire at the end of this Shareholders’ Meeting, for a statutory three-year period, or until the end of the Shareholders’ Meeting called to approve the financial statements of the 2017 financial year.

The Board of Directors wishes to call the shareholders’ attention to the fact that there are no related-party agreements (convention réglementée) between these directors and the Company.

The Board of Directors also wishes to note that if, as the Company grows, it were to increase the number of directors serving on its Board, it would only nominate independent directors, with a clear preference for North American residents.

  Company share buyback [Resolution 8]

External growth and, in particular, acquisitions that would enable to the Company to strengthen its technology platform, product portfolio, or team of key employees, particularly in Research & Development, is an important area of development for the Company. Potential targets of strategic importance are mainly located in the United States in the highly competitive technology industry. In order to take advantage of potential opportunities, particularly given the intense competition in the digital marketing industry, the Company must be able to act quickly and with the greatest financial flexibility possible, both in terms of its access to financial resources and its ability to structure consideration in a manner that is attractive to U.S. targets.

Since equity-based incentives are a key component in the economics of new technologies, the Board of Directors wishes to enable the Company to use Company stock as a component of acquisition consideration. Resolution 8 will allow the Company to repurchase its shares in order to use them as consideration for potential acquisitions.

The share repurchases, which cannot exceed 5% of the Company’s share capital, will be carried out at a single price per share set in accordance with the criteria determined by the Shareholders’ Meeting, which take into account the market value of the ADSs and cannot exceed EUR 72 per share. The aggregate cap on repurchases is set at EUR 220 million.

This delegation of authority would be effective for 12 months (valid through June 23, 2016) and implemented under the conditions of Article L. 225-209-2 of the French Commercial Code.

Under no circumstances can the Board of Directors use this delegation of authority during a public offering.

In support of this resolution, the following documents have been made available to the Shareholders’ Meeting: (i) the report prepared by an independent expert appointed pursuant to the provisions of Article L. 225-209-2 of the French Commercial Code and (ii) the Statutory Auditors’ report.

  DECISIONS RESERVED FOR THE EXTRAORDINARY SHAREHOLDERS’ MEETING

As of April 30, 2015, the Company’s share capital consisted of the following:

-       61,580,399 ordinary shares are issued and outstanding, of which 51,272,808 are in the form of ADSs;

-       7,755,115 ordinary shares underlying unexercised options and warrants; and

-       the issuance of 9,935,710 ordinary shares in connection with the exercise of equity-based incentive instruments was authorized by Resolutions 16 to 18 of the Shareholders’ Meeting on June 18, 2014.

A.	Financial delegations of authority to be granted to the Board of Directors [Resolutions 9 to 14]

The goal of the financial delegations of authority submitted for approval to the Shareholders’ Meeting is to allow Criteo to raise the funds necessary to enable it to execute its external growth strategy.

Criteo’s external growth strategy is focused on acquisitions that complement its technology platform and product portfolio, as well as Research & Development talent. The Company is committed to pursuing external growth opportunities in a manner that will preserve the quality and performance of its offering and deliver long-term value for its shareholders.

The extraordinary financial delegations of authority presented for your approval are subject to the following important limitations:

-	the maximum aggregate amount of share capital increases pursuant to Resolutions 9 to 11 cannot exceed EUR 384,877.495, which represents 25% of the share capital as of April 30, 2015. This limit does not include any additional shares to be issued in order to preserve the rights of holders of securities and other rights granting access to the share capital, in accordance with legal or regulatory provisions or, as the case may be, applicable contractual provisions; and
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-	the aggregate nominal amount of debt securities that may be issued cannot exceed €500,000,000 (or the corresponding value of this amount for an issuance in a foreign currency).

The limitations set forth above will not apply to (i) the delegation of authority to the Board of Directors to increase the share capital via the capitalization of premiums, reserves, profits, or other assets, pursuant to Resolution 13 or (ii) the delegation of authority to the Board of Directors to reduce the share capital in connection with a share buyback, pursuant to Resolution 14.

The Company intends to use these delegations of authority to raise the funds necessary to finance external growth transactions and does not intend to use these authorizations for any other purpose, particularly in the context of an unsolicited tender offer for Criteo shares or in any other context.

         i.            Issuance of shares and securities in an underwritten offering, without preferential subscription rights (Resolution 9)

Similar to the offering carried out concurrently with the Company’s initial public offering in October 2013 on the Nasdaq Global Market, the goal of this delegation of authority is to allow the Company to issue ordinary shares or securities in an underwritten offering.

The Shareholders’ Meeting is asked to waive shareholders’ preferential subscription rights to the ordinary shares and securities that would be issued by virtue of this delegation, and to reserve this subscription for the following category of persons:

-	Any bank, credit institution, or other member of the underwriting syndicate undertaking to purchase the shares or securities or any issuance that could potentially lead to a future share capital increase in accordance with this delegation of authority.

The Board of Directors will set the issue price of the shares or securities to be issued by virtue of this delegation according to the following:

-	The price of the shares will be at least equal to the weighted average price of the ADSs for the five trading days preceding the determination of such price, subject to a discount of up to 20%, as determined by the Board of Directors,
-	Comparing the supply of securities with the demand for subscription expressed by investors, using the method known as “book-building” (construction du livre d’ordres).

The Company intends to use these delegations of authority to raise the funds necessary to finance external growth transactions and does not intend to use these authorizations for any other purpose, particularly in the context of an unsolicited tender offer for Criteo shares or in any other context. As a result, we believe that a share capital increase in an amount not to exceed 25% of the Company’s share capital will provide us with sufficient flexibility in pursuing our strategic growth plan.

No amount was used pursuant to this same authorization granted at last year’s Shareholders’ Meeting on June 18, 2014.

This delegation of authority would be granted for an 18-month period (valid through December 23, 2016) and would supersede the corresponding delegation granted by the Shareholders’ Meeting on June 18, 2014 which, in the absence of a favorable vote, will expire on December 18, 2015 and may impair the Company’s ability to obtain appropriate financing to execute on its strategic objectives.

  Issuance of share and securities through a public offering, without preferential subscription rights (Resolution 10)

In addition to Resolution 9, which is intended to enable the Board of Directors to increase the share capital through an underwritten offering, the Board of Directors is also requesting the necessary authority to increase the share capital through a public offering. Resolution 10 serves three distinct purposes beyond the scope of Resolution 9:

-	To comply with the approach currently promoted by French regulatory authorities, which analyzes the legal grounds for financial delegations of authority on the basis of their intended end result and not the means to achieve the end result. In particular, if the end result of the planned transaction is a public offering of securities in France, Resolution 10 should be approved in order to ensure that the French regulatory authorities would view the financial delegations being granted at the Shareholders’ Meeting as sufficient for all potential market participants.
-	To allow for a direct public offering, without the involvement of underwriters, and
-	To allow for the Company’s ordinary shares to be listed on a regulated market within the meaning of the French Commercial Code, namely, if applicable, on the Euronext stock market.

Any issuance pursuant to this delegation would be carried out without shareholders’ preferential subscription rights. However, if, at the time the delegation is used, the Company’s shares are admitted on a regulated market within the meaning of the French Commercial Code (for which the Nasdaq Global Market does not qualify), shareholders would be granted a priority subscription period in accordance with applicable law.

The Company intends to use these delegations of authority to raise the funds necessary to finance external growth transactions and does not intend to use these authorizations for any other purpose, particularly in the context of an unsolicited tender offer for Criteo shares or in any other context.

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As a result, we believe that a share capital increase in an amount not to exceed 25% of the Company’s share capital will provide us with sufficient flexibility in pursuing our strategic growth plan.

The price of the shares to be issued by virtue of this delegation would be set by the Board of Directors and shall be at least equal to the weighted average price of the ADSs over the course of the last five trading days preceding the fixing of the issue price, subject to a discount of up to 20%, as determined by the Board of Directors.

No amount was used pursuant to this same authorization granted at last year’s Shareholders’ Meeting on June 18, 2014.

This delegation of authority would be granted for a 26-month period (valid through August 23, 2017) and supersede the corresponding delegation granted by the Shareholders’ Meeting dated June 18, 2014.

  Authorization to grant an over-allotment option for any issuances pursuant to Resolutions 9 and 10, with or without shareholders’ preferential subscription rights (Resolution 11)

The purpose of this Resolution is to allow the Board to grant a customary over-allotment option for any issuance pursuant to Resolutions 9 and 10. Any share capital increase pursuant to this delegation would be at the same price as, and limited to 15% of, the initial issuance. This authorization would not result in an increase in the limit of 25% of the share capital provided for in Resolutions 9 and 10.

  Aggregate maximum amount for capital increases carried out pursuant to Resolutions 9 to 11 (Resolution 12)

The Board of Directors hereby proposes to set the maximum aggregate amount of share capital increases that could potentially be carried out by virtue of resolutions 9 to 11 at EUR 384,877.495, which represents 25% of the share capital as of April 30, 2015.

We believe that this amount strikes the correct balance between providing the Company with the necessary financial flexibility necessary to accomplish its strategic goals with respect to external growth and protecting our existing shareholders. The Board of Directors intends, whenever possible, to grant its shareholders a priority subscription period for issuances carried out pursuant to these delegations.

  Share capital increase through incorporation of premiums, reserves, profits or other amounts (Resolution 13)

The Board of Directors requests that the Shareholders’ Meeting delegate its authority to the Board, with the ability to sub-delegate such authority under the conditions set forth by law, to decide to increase the share capital through the incorporation of premiums, reserves, profits, or other amounts that may be capitalized, in the form of a grant of newly created free shares, an increase in the nominal value of existing shares, or a combination of both these methods, it being specified that said shares will grant the same rights as previously issued shares based on their benefit date (date de jouissance).

The maximum nominal amount of any share capital increases pursuant to this authorization shall be EUR 1,539,509.975.

This authorization would be granted for a 26-month period (valid through August 23, 2017), and would supersede the corresponding delegation granted by the Shareholders’ Meeting dated June 18, 2014.

  Cancellation of shares repurchased in accordance with Article L.225-209-2 of the French Commercial Code (Resolution 14)

The Shareholders’ Meeting is asked to grant all powers to the Board of Directors for the purpose of cancelling, on one or more occasions, all or part of the Company shares acquired in the context of the share repurchases authorized by the Shareholders’ Meeting pursuant to Resolution 8. The shares to be cancelled pursuant to this authorization shall not to exceed 10% of the share capital of the Company in any 24-month period.

This authorization would be granted for a 12-month period (valid through June 23, 2016).

B.	Authorization to issue and grant non-employee warrants as equity-based compensation for Directors and members of the Company’s Advisory Board, without shareholders’ preferential subscription rights (Resolution 15)

The Shareholders’ Meeting is asked to grant the Board of Directors the authority to issue and grant a maximum of 200,000 non-employee warrants (bons de souscription d’actions ordinaires, hereinafter referred to as “BSA(s)”), each granting the right to subscribe for one Company share, par value EUR 0.025. Any BSAs granted pursuant to this authorization would be deducted from the aggregate limit that was previously authorized last year by the Shareholders’ Meeting on June 18, 2014 (9,935,710 ordinary shares).

We ask that the Shareholders’ Meeting eliminate the shareholders’ preferential subscription rights in connection with the issuance of the BSAs, since the BSAs may only be granted to the following category of beneficiaries, listed in order of priority: (i) non-employee members of the Company’s Board of Directors or of any committee of the Board or of any of its subsidiaries, (ii) advisors, and (iii) any natural person or legal entity bound to the Company or one of its subsidiaries by a services or consultancy contract (hereinafter the “Beneficiaries”).

Principles of Criteo’s Compensation Policy For Independent Directors

It is imperative to the implementation of Criteo’s strategic objectives that the Company have a strong leadership team that understands its market position and can respond effectively to its attendant challenges.

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In order to remain competitive, the Company must ensure that the composition of its Board of Directors is consistent with the North American market in which it operates and competes for talent.

To continue to attract and retain highly talented directors with deep industry knowledge and experience, we must be able to offer our directors compensation in line with North American tech market standards, which include an equity-based component. As of the date hereof, in accordance with the Board of Director’s compensation policy for directors, only independent members of the Board of Directors can receive compensation and, in particular, BSA grants.

As set forth below, Criteo’s independent directors sit on the boards of other companies where director compensation includes equity.

Independent Director of Criteo	Other Mandates
Hubert de Pesquidoux	- Radisys Corporation - Mavenir Systems
James Warner	- Merkle, Inc. - Invision, Inc. - Zoom, Inc. - Healthline Networks, Inc.
Dana Evan	- Box, Inc. - Everyday Health, Inc. - Farfetch - Linden Lab - Proofpoint, Inc. - Survey Monkey

If the Company only provided cash compensation to its independent directors, it would not be able to attract talented Board members with industry and operational experience commensurate with that of our current directors.

As a result, under the Board of Director’s current compensation policy, directors receive an initial grant of BSAs upon being appointed and an annual attendance fee comprised of cash and BSAs, in line with common North American practice and, more generally, with our industry’s practice. The aggregate annual amount of attendance fees paid to each independent director is approximately EUR 220,000 euros per year (or EUR 230,000 for the Lead Independent Director), allocated as follows:

-	EUR 40,000 in cash (or EUR 50,000 for the Lead Independent Director)
-	EUR 180,000 in the form of equity-based incentives (BSAs), for which directors are required to pay a subscription price.

This compensation structure is intended to enable directors to build equity in the Company by offering them the option to use a portion of the cash consideration they receive to cover the subscription price of the BSAs granted to them.

It is important to note that the fees paid to Directors are contingent on an effective attendance rate at ordinary Board of Directors’ meetings and committee meetings of at least 80%. As a result, in the event an independent director’s annual attendance rate is below 80%, the cash payment as well as the number of BSAs granted will be proportionally reduced.

This compensation structure has enabled the Company to attract talented directors that have been instrumental to the Company’s record results. Therefore, it is essential that the Company be able to continue to compensate the current members of the Board of Directors consistent with past practice, and be able to attract new directors, as required, in order to position the Company to continue delivering higher growth and value.

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Compensation of Advisory Board members and consultants

We are also seeking authorization to grant BSAs to members of the Company’s Advisory Board or persons bound to the Company or one of its subsidiaries by a services or consultancy contract, who pursuant to French law cannot be granted stock options or free shares. In certain instances, it is important for the Company to be able to offer a long-term compensation element to such persons in order to engender loyalty in our highly competitive industry.

Terms of the BSAs

The Board of Directors will determine the subscription price of a BSA as of the date of issue (the “Subscription Price”), based on a valuation prepared by an independent expert and the terms of the BSA. This Subscription Price must be at least equal to 10% of the subscription price (issuance premium included) of the share to be issued upon exercise of the BSA as set by the Board of Directors at the time of the grant. The exercise price of the BSA shall be at least equal to the weighted average market price of the ADSs during the 20 trading days preceding the grant date of the BSA.

The BSAs granted to independent directors on an annual basis will generally vest over a four-year period from their grant date and no BSA will be exercisable for the first twelve months following the grant date.

Since the delegation granted pursuant to Resolution 18 at the 2014 Annual Shareholders’ Meeting allowing the Board of Directors to grant BSAs expires on December 18, 2015, the current delegation would renew this authorization for another eighteen-month period (through December 23, 2016).

By renewing this delegation, the Board of Directors will be able to continue granting BSAs by drawing from the existing reserve of new shares to be issued, as authorized by the Shareholders’ Meeting dated June 18, 2014.

C.	Issuance of share and securities reserved for employees who are members of a Company savings plan (plan d’épargne de groupe) (Resolution 16)

Under the provisions of Articles L. 225-129 et seq. and L. 225-138-1 of the French Commercial Code and the provisions of Articles L. 3332-1 et seq. of the French Labor Code, the Board of Directors is required to submit for approval by the Shareholders’ Meeting a resolution to authorize the Board of Directors to increase the share capital through the issuance of shares and securities for the benefit of employees who are members of a Company savings plan (plan d’épargne groupe).

The aggregate nominal amount of share capital increases that would be carried out pursuant to this delegation of authority would not exceed EUR 45,000, a maximum amount to which may be added the amount of additional shares to be issued in order to preserve the rights of holders of securities granting access to shares, in accordance with legal or regulatory provisions or, as the case may be, applicable contractual obligations.

The nominal amount of any share capital increase that could potentially be carried out would be deducted from the aggregate cap amount of EUR 384,877,495 set for all the financial delegations of authority to be granted to the Board of Directors by this Shareholders’ Meeting (other than pursuant to Resolutions 13 and 14).

The aggregate nominal amount of issuances of debt securities that would be carried out may not be higher than EUR 45,000 (or the corresponding value of this amount for an issuance in a foreign currency), which amount would be deducted from the aggregate cap mentioned above. Under the conditions set forth in Articles L. 3332-18 to L. 3332-23 of the French Labor Code, the Board of Directors would determine the issue price of the newly created shares or securities granting access to the share capital. For the benefit of the members of a company savings plan (plan d’épargne entreprise), the shareholders’ preferential subscription right to the shares or securities would be eliminated.

However, the Board of Directors believes that the grant such an authorization is not in line with the Company’s equity-based incentive policy and, therefore, recommends a vote against this resolution.

As your Board of Directors, we are committed to representing your interests. We ask that you vote on the resolutions presented to you at the Shareholders’ Meeting in support of our recommendations in order to empower us to execute on Criteo’s strategic plans in order to solidify the Company’s success.

                                     The Board of Directors

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07.	Draft resolutions of the Annual General Meeting of Shareholders

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I.	Resolutions within the authority of the Ordinary Shareholders’ Meeting
  First resolution

Approval of the statutory financial statements for the fiscal year ended December 31, 2014

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having reviewed the reports of the Board of Directors and of the statutory auditors, approves the statutory financial statements of the Company for the fiscal year ended December 31, 2014, which include the balance sheet, the income statement and the notes, as presented, which show earnings amounting to €23,021,307, as well as the transactions reflected therein and summarized in these reports.

notes that the aforementioned statutory financial statements show neither excess amortizations and other non-deductible amortizations, nor excessive expenses as referred to in Article 39-4 of the French General Tax Code.

  Second resolution

Approval of the consolidated financial statements for the fiscal year ended December 31, 2014

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having reviewed the reports of the Board of Directors and of the statutory auditors, approves the consolidated financial statements of the Company for the fiscal year ended December 31, 2014, which include the balance sheet, the income statement and the notes, as presented, as well as the transactions reflected therein and summarized in these reports.

  Third resolution

Discharge of the members of the board of directors and the statutory auditors for the performance of their duties during the fiscal year ended December 31, 2014

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings,

discharges the members of the board of directors and the statutory auditors for the performance of their duties during the fiscal year ended December 31, 2014.

  Fourth resolution

Allocation of earnings for the fiscal year ended December 31, 2014

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having reviewed the reports of the Board of Directors:

-	acknowledges that the earnings for fiscal year 2014 amount to €23,021,307;
-	decides to allocate the total earnings as follows:
-	to the legal reserve in the amount of €10,116.70; and
-	to retained earnings in the amount of €23,011,190.

It is noted that no dividends have been distributed for the last three fiscal years.

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  Fifth resolution

Approval of the agreements referred to in Article L.225-38 of the French Commercial Code

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having reviewed the special report of the statutory auditors concerning the agreements and undertakings referred to in Article L.225-38 of the French Commercial Code,

approves the terms of the aforementioned report and the agreements and undertakings referred to in Article L.225-38 of the French Commercial Code.

Each of said agreements, submitted to a separate vote in which the interested shareholders did not take part, is approved or, as the case may be, ratified.

  Sixth resolution

Renewal of Mrs. Dana Evan’s office as director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having reviewed the Board of Directors’ report,

renews the term of office of Mrs. Dana Evan as Director for the three-year period set forth in the by-laws. Mrs. Dana Evan’s term of office will expire at the end of the Ordinary Shareholders’ Meeting convened to approve the financial statements for the fiscal year 2017.

  Seventh resolution

Renewal of Mr. Hubert de Pesquidoux’s office as director

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings, having reviewed the Board of Directors’ report,

renews the term of office of Mr. Hubert de Pesquidoux as Director for the three-year period set forth in the by-laws. Mr. Hubert de Pesquidoux’s term of office will expire at the end of the Ordinary Shareholders’ Meeting convened to approve the financial statements for the fiscal year 2017.

  Eighth resolution

Delegation of authority to be granted to the Board of Directors to proceed with the buyback of Company shares in accordance with Article L. 225-209-2 of the French Commercial Code

[NOTE TO THE SHAREHOLDERS: The objective of this resolution is to allow the Company to acquire its own shares with a view to using them as consideration to acquire other companies and/or grant options to purchase the relevant shares (rather than new shares).]

The Shareholders’ Meeting, acting under the conditions of quorum and majority required for ordinary shareholders’ meetings,

having reviewed the Board of Directors’ report, the report of the independent expert designated in accordance with Articles R. 225-160-1 et seq of the French Commercial Code and the auditors' special report, in accordance with Article L. 225-209-2 of the French Commercial Code,

authorizes the Board of Directors to buy back shares of the Company under the conditions set out in Article L. 225-209-2 of the French Commercial Code,

decides that the purchase of these shares may be effected on one or more occasions, but this authorization shall however not be used by the Board of Directors during a public tender offer,

decides that the authorization may be used and the shares so purchased may be granted within two (2) years from their purchase date, in exchange for payment in connection with a potential acquisition, merger, demerger or contribution transaction, acknowledges that the maximum number of shares that may be purchased pursuant to this resolution for the purposes stated in this resolution shall at no time exceed 5% of the total number of shares outstanding, decides that all or part of the purchased shares, subject to the adoption of the fourteenth resolution below, can be cancelled under the terms and conditions set forth in the fourteenth resolution below, acknowledges that any shares not used for the above mentioned purposes within the relevant time period will be automatically cancelled,

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decides to set the maximum purchase price per share at €72, with an overall cap of €220; subject to adjustments as necessary to reflect any relevant capital transactions (e.g. incorporation of reserves, allocation of bonus shares, stock splits or reverse stock splits) that might occur during the term of this authorization, decides that the purchase price per share under this authorization shall be set by the Board of Directors and shall be at least equal to the then Euro equivalent of the average weighted price on the Nasdaq Global Market of the American Depository Shares representing ordinary shares of the Company over the last five trading days preceding the date when the relevant purchase is completed, grants full powers to the Board of Directors, with the option of sub-delegating powers to the Chief Executive Officer or, with the agreement of the latter, to one or more Deputy Chief Executive Officers, to implement this authorization, place stock market orders, enter into all types of agreements as permitted by law, carry out any formalities, procedures and filings with the French Autorité des Marchés Financiers and other competent bodies, and, in general, do whatever is necessary.

This authorization is granted for a period of twelve (12) months as of the date of this Shareholders’ Meeting, provided that, if during the effective time of this authorization, the Company's shares are admitted to trading on a regulated market or a multilateral trading facility within the meaning of the French Commercial Code, such authorization would automatically lapse.

II.	Resolutions within the authority of the Extraordinary Shareholders’ Meeting
  Ninth resolution

Delegation of authority to be granted to the Board of Directors to increase the Company’s share capital by issuing ordinary shares, or any security instrument relating thereto, for purchase by certain categories of market participants (as set forth below), without shareholders’ preferential subscription rights.

[NOTE TO THE SHAREHOLDERS: The objective of this resolution is to allow the Company to effect securities offering(s), the purchase of which is guaranteed by one or more underwriters, in order to enlarge the Company public float.]

The Shareholders’ Meeting, acting under the conditions of quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the Board of Directors’ report and the statutory auditors’ report, in accordance with Articles L. 225-129, L. 225-129-2, L. 225-138 and L. 228-91 et seq. of the French Commercial Code,

takes note that the Company's Board of Directors has been authorized by the Combined Shareholders’ Meeting dated June 18, 2014 to issue up to 9,935,710 ordinary shares in the aggregate, with a par value of €0.025 per share (the “Previously Authorized Share Reserve”), and that, as of April 30, 2015:

-	61,580,399 ordinary shares were issued and outstanding;
-	51,272,808 American Depository Shares, each representing one ordinary share, were issued and outstanding;

decides to authorize the Board of Directors to decide, on one or more occasions, in the proportions and at the times it deems appropriate, both in France and abroad, to increase the number of authorized ordinary shares of the Company or any type of securities giving access, by any means, immediately and/or in the future, to the Company’s share capital (including without limitation, any bonds redeemable or convertible for shares and any warrants attached or not to shares or other types of securities), to ensure that ordinary shares and share capital are available for general corporate purposes, which may include:

-	raising capital through sales and issuances of ordinary shares or debt or equity securities that are convertible into ordinary shares;
-	acquiring other businesses or assets; and
-	achieving other corporate purposes.

decides that this authorization shall however not be used by the Board of Directors during a public tender offer,

decides that the issue of preferred shares is expressly excluded from the delegation herein granted,

decides that the maximum nominal amount of the share capital increase, immediately or in the future, by virtue of the powers granted by the Shareholders’ Meeting to the Board of Directors pursuant to this resolution, may not exceed the global amount of €384,877.495 or its equivalent in a foreign currency. This limit is set without taking into account the par value of the Company’s ordinary shares to be issued, if applicable, in relation to the adjustments carried out in order to protect the interests of holders of rights attached to the securities, in accordance with legal and regulatory requirements as well as applicable contractual provisions, decides, in addition, that the nominal amount of any such share capital increase shall be deducted from the global limit applicable to the capital increases authorized by the shareholders pursuant to the twelfth resolution below (the “Global Limit”),

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decides that the nominal amount of all debt will not exceed €500,000,000 (or the corresponding value of this amount for an issuance in a foreign currency), decides, in addition, that the nominal amount of the issuance of debt securities shall be deducted from the Global Limit,

decides to waive the shareholders’ preferential subscription rights attached to the shares and securities which will be issued and to restrict the persons eligible to subscribe for those shares and securities to which this resolution pertains to the following category of persons:

-	any bank, credit institution or member of a banking syndicate undertaking to purchase the shares or securities to be issued in connection with the share capital increase or any issuance likely to lead to a future share capital increase in accordance with the present delegation of authority;

takes note, as necessary, that the present delegation of authority automatically includes, for the benefit of the holders of the securities to be issued pursuant to this delegation, express waiver by the shareholders of their preferential subscription right with respect to such securities, decides that the issue price of the shares issued by virtue of the present delegation will be at least equal to the weighted average price of the five trading days preceding the determination of the issue price, subject to a maximum discount of 20% (provided that, if, when the present delegation is used, the Company’s shares were admitted to trading on a regulated market recognized as such by the French Autorité des Marchés Financiers, the price would be determined in accordance with the provisions of Article L. 225-136-1° of the French Commercial Code), taking into account, if applicable, the difference in the dividend entitlement date of the shares. The issue price of the securities giving access to the Company’s share capital issued by virtue of the present delegation will be such that the amount immediately received by the Company at the time of the exercise or of the conversion of said securities shall be, for each share issued as a consequence of the issue of said securities, at least equal to the minimum amount set forth in the preceding sentence, specifies that this delegation is granted to the Board of Directors for a period of eighteen (18) months as from the date of the present Shareholders’ Meeting and supersedes all previous delegations established for the same purpose, decides that the Board of Directors is granted all powers to implement, in accordance with provisions set forth in the law and the by-laws of the Company, the present delegation in order to, notably:

-	determine the amount of the share capital increase, the issue price (it being specified that such price will be determined in accordance with the determination conditions set forth above), and the premium amount that could be requested at the time of the issuance;
-	set the dates, terms and conditions of any issuance, as well as the form and the characteristics of the shares or securities giving access to the Company’s share capital to be issued;
-	determine the date, which may be retroactive, on which the shares or securities giving access to the Company’s share capital are to be issued and the way they are to be paid-up;
-	set the list of the beneficiaries within the above mentioned category of persons and the number of securities to be granted to each of them;
-	in its sole discretion and whenever it deems it appropriate, charge the expenses and fees of the issuance to the amount of the premium and deduct from the premium the necessary amounts in order to bring the legal reserve to one-tenth of the new share capital amount after each share capital increase;
-	acknowledge that each share capital increase has been duly performed and make the corresponding amendments to the Company’s by-laws;
-	in general, enter into any agreement, particularly to ensure the successful completion of the proposed issuances of shares or securities, take all measures and accomplish all formalities required for the issuance, the listing of the securities issued by virtue of the present delegation and any financial services relating thereto, as well as to the exercise of the rights attached thereto;
-	make any decisions relating to the admission of the shares or securities issued for trading on the Nasdaq Global Market in the United States of America.

  Tenth resolution

Delegation of authority to be granted to the Board of Directors to increase the Company’s share capital by issuing ordinary shares, or any security instrument relating thereto, through a public offering, with removal of the shareholders’ preferential subscription right

[NOTE TO THE SHAREHOLDERS: The objective of this resolution is to allow the Company to effect securities offering(s) not necessarily guaranteed by one or more underwriters in order to enlarge the Company public float]

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The Shareholders’ Meeting, acting under the conditions of quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the Board of Directors’ report and the statutory auditors’ report and acting in accordance with Articles L. 225-129 et seq. of the French Commercial Code, and notably, its Articles L.225-129 to L. 225-129-6, L. 225-135, L.225-135-1, L.225-136, L. 228-91 and L. 228-92,

grants to the Board of Directors the authority to decide to issue, by way of public offering, on one or more occasions, in the proportions and at the times it deems appropriate, both in France and abroad, in euros, foreign currencies or any monetary unit calculated by reference to multiple currencies, for free or against consideration, ordinary shares of the Company and/or any type of securities giving access, by any means, immediately and/or in the future, to the Company’s share capital, decides that this authorization shall however not be used by the Board of Directors during a public tender offer,

specifies, as necessary, that the issue of preferred shares is expressly excluded from the delegation herein granted,

decides that the securities issued pursuant to this delegation may consist of debt securities or be related to the issue of such debt securities or permit the issue as intermediate securities,

decides to waive the shareholders’ preferential subscription right attached to the ordinary shares or securities issued by virtue of the present delegation, while allowing however the Board of Directors to grant, at its own discretion, to the shareholders a priority subscription right on all or some of the shares issued under the terms and conditions set forth pursuant to Article L. 225-135 of the French Commercial Code, provided that, when the present delegation is used, the Company’s shares shall be admitted to trading on a regulated market (marché réglementé) within the meaning of the French Commercial Code. This subscription priority will not give rise to the creation of negotiable rights, but may be exercised by irrevocable entitlement (à titre irréductible) or subject to pro rata reduction (à titre réductible), if the Board of Directors decides that it is appropriate, notes, as necessary, that the present delegation includes, in favor of the holders of the securities to be issued giving access to the Company's share capital, express waiver by the shareholders of their preferential subscription right with respect to the shares underlying such securities, decides that the maximum nominal amount of the share capital increase that may be completed, immediately or in the future, by virtue of the powers granted to the Board of Directors pursuant to this resolution, may not exceed the global amount of €384,877.495. This limit is set without taking into account the par value of the Company’s ordinary shares to be issued, if applicable, in relation to the adjustments carried out in order to protect the interests of holders of rights attached to the securities that shall be issued on the basis of this delegation, in accordance with legal and regulatory requirements as well as applicable contractual provisions, decides, in addition, that the nominal amount of any share capital increase that may be completed by virtue of the powers granted to the Board of Directors pursuant to this resolution will be deducted from the global amount set forth in the twelfth resolution below, decides that the nominal amount of all issuances of debt securities giving access to the Company’s share capital that may be completed by virtue of the powers granted to the Board of Directors pursuant to this resolution will not exceed €500,000,000 (or the corresponding value of this amount for an issuance in a foreign currency), decides, in addition, that the nominal amount of the issuances of debt securities representing claims on the receivables that may give access to the Company’s share capital that may be completed by virtue of the powers granted to the Board of Directors pursuant to this resolution shall be deducted from the total amount set forth pursuant to the twelfth resolution below, decides that if the issuance of shares or securities referred to above is not subscribed for in full, the Board of Directors, in accordance with the provisions set forth in the law and in the order of its choice, may use any or all of the rights referred to in Article L. 225-134 of the French Commercial Code, in particular it may:

-	limit the issuance to the number of subscriptions, provided that the subscription reach at least three quarters of the issuance initially decided,
-	freely allocate, at its own discretion, all or part of the securities not subscribed for, and
-	publicly trade all or part of the issued but not subscribed-for securities, in France or abroad,

decides that the issue price of the shares and securities that may be issued by virtue of the present delegation will be determined by the Board of Directors and will be at least equal to the weighted average price of the five trading days preceding the determination of the issue price, subject to a maximum discount of 20% (provided that, if, when the present delegation is used, the Company’s shares are admitted to trading on a regulated market recognized as such by the French Autorité des Marchés Financiers, the price will be determined in accordance with the provisions of Article L. 225-136-1 of the French Commercial Code), taking into account, if applicable, the difference in the dividend entitlement date of the shares. The issue price of the securities giving access to the Company’s share capital issued by virtue of the present delegation will be such that the amount immediately received by the Company at the time of the exercise or of the conversion of said securities shall be, for each share issued as a consequence of the issuance of said securities, at least equal to the minimum amount set forth in the preceding sentence, decides that the delegation is granted to the Board of Directors for a twenty-six (26) month period as from the date of this Shareholders’ Meeting, and supersedes all previous delegation established for the same purpose, decides that the Board of Directors is granted all powers, with the right to sub-delegate in accordance with applicable law and regulations, to implement, in accordance with provisions set forth in the law and the Company’s by-laws, the present delegation in order to, notably:

-	set the dates, terms and conditions of any issuance, as well as the form and the characteristics of the shares or securities giving access to the Company’s share capital to be issued, with or without premium,
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-	determine the amounts to be issued, the dividend entitlement date, which may be retroactive, of the shares or securities giving access to the Company’s share capital to be issued, the method of payment, and where appropriate, the terms of exercise of the right to exchange, conversion, reimbursement or grant of any other manner of the securities giving access to the Company’s share capital,
-	make any adjustment required in order to protect the interests of the holders of rights attached to the securities that shall be issued giving access to the Company’s share capital, in accordance with legal and regulatory requirements as well as applicable contractual provisions,
-	and, suspend, as necessary, the exercise of the rights attached to the securities for a maximum period of three months,

decides that the Board of Directors may:

-	in its sole discretion and whenever it deems it appropriate, charge the expenses and fees generated by the share capital increases performed by virtue of the delegation mentioned in this resolution to the amount of the premium related to such increases and deduct from this amount the necessary amounts in order to bring the legal reserve to one-tenth of the new amount of the share capital after each increase,
-	make any decision in relation to the admission of the securities issued to trading on the Nasdaq Global Market in the United States of America,
-	and, more generally, enter into any agreement, particularly to ensure the successful completion of the proposed issuances of shares or securities, take all measures and carry out all formalities for the purpose of finalizing the share capital increases that may be made pursuant to this delegation, as well as to make the corresponding amendment to the Company’s by-laws.

  Eleventh resolution

Delegation of authority to be granted to the Board of Directors to increase the number of securities to be issued as a result of a share capital increase pursuant to the 9th and 10th resolutions, with or without shareholders’ preferential subscription rights

[NOTE TO THE SHAREHOLDERS: The objective of this resolution is to allow the Company to increase the securities offering(s) completed pursuant to the previous resolutions in connection with an over-allotment]

The Shareholders’ Meeting, acting under the conditions of quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the Board of Directors’ report and the statutory auditors’ report, and acting in accordance with Articles L. 225-129, L.225-129-2, L.225-135, L.225-135-1 et seq., L. 228-91 and L. 228-92 of the French Commercial Code,

grants to the Board of Directors the authority to increase the number of shares or securities to be issued in the event of oversubscription for each subscription, with or without a preferential subscription right, that will be approved pursuant to the ninth and tenth resolutions above, in accordance with the conditions set forth in Articles L. 225-135-1 and R. 225-118 of the French Commercial Code (which, as of the date hereof, permits the issuance of shares or securities at the same price as that decided for the initial issuance and up to a limit of 15% of the amount of the initial issuance, within thirty days as from the date of closing of the initial issuance), decides, in addition, that the nominal amount of any share capital increase that may be completed by virtue of the powers granted to the Board of Directors pursuant to this resolution will be deducted from the global amount set forth in the twelfth resolution below, decides that the delegation is granted to the Board of Directors for a period of twenty-six (26) months as from the date of this shareholders’ meeting,

decides that the Board of Directors is granted all powers, with the right to sub delegate in accordance with applicable law and regulations, to implement, in accordance with provisions set forth in the law and the Company’s by-laws, the present delegation in order to, notably:

-	set the dates, terms and conditions of any issuance, as well as the form and the characteristics of the shares or securities giving access to the Company’s share capital to be issued, with or without premium,
-	determines the amounts to be issued, the dividend determination date, which may be retroactive, of the shares or securities giving access to the Company’s share capital to be issued, the method of payment, and as applicable, the terms of exercise of the right to exchange, conversion, reimbursement or grant of any other manner of the securities giving access to the Company’s share capital,
-	make any adjustment required in order to protect the interests of the holders of rights attached to the securities that shall be issued giving access to the Company’s share capital, in accordance with legal and regulatory requirements as well as applicable contractual provisions,
-	and, suspend, as necessary, the exercise of the rights attached to the securities for a maximum period of three months,

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decides that the Board of Directors may:

-	in its sole discretion and whenever it deems it appropriate, charge the expenses and fees generated by the share capital increases performed by virtue of the delegation mentioned in this resolution, to the amount of the premium related to such increases and deduct from this amount the necessary amounts in order to bring the legal reserve to one-tenth of the new amount of the share capital after each increase,
-	take any decision in relation to the admission of the securities issued to trading on the Nasdaq Global Market in the United States of America,
-	enter into any agreement, in particular to ensure the successful completion of the proposed issuance of shares or securities, take all measures and carry out all formalities for the purpose finalizing the share capital increases that may be made pursuant to this delegation, as well as to make the corresponding amendment of the Company’s by-laws.

  Twelfth resolution

Determination of the overall financial limits applicable to the share issuances to be completed pursuant to the above mentioned delegations and the sixteenth resolution below

[NOTE TO THE SHAREHOLDERS: The objective of this resolution is to set the aggregate financial limits within which the Company is authorized to effect securities offering(s)]

The Shareholders’ Meeting, acting under the conditions of quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the Board of Directors’ report and the statutory auditors’ report, decides that:

-	the global nominal amount of the share capital increases which may be completed pursuant to the ninth to eleventh resolutions above and the sixteenth resolution below may not exceed €384,877.495 or its equivalent in a foreign currency. This limit is set without taking into account the par value of the Company’s ordinary shares to be issued, if applicable, in relation to the adjustments carried out in order to protect the interests of holders of rights attached to the securities that shall be issued on the basis of this delegation, in accordance with legal and regulatory requirements as well as applicable contractual provisions,
-	the global nominal amount of the debt securities that may be issued pursuant to the delegations granted in the ninth to eleventh resolutions above and the sixteenth resolution below shall not exceed €500,000,000 (or the corresponding value of this amount for an issuance in a foreign currency or in a monetary unit calculated by reference to multiple currencies).

  Thirteenth resolution

Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized.

The Shareholders’ Meeting, acting under the conditions of quorum and majority conditions accordance with Article L. 225-130 of the French Commercial Code, having reviewed the Board of Directors’ report, and acting in accordance with Articles L. 225-129, L. 225-129-2, and L. 225-130 of the French Commercial Code,

grants to the Board of Directors, with the right to sub-delegate in accordance with applicable law and regulations, for a period of twenty-six-(26) months from the date of the present Shareholders’ Meeting, the authority to increase the share capital, on one or more occasions, at times and under the conditions that it deems favorable, through the incorporation into the share capital of premiums, reserves, profits, or other amounts that may be capitalized, followed by the issuance and the free allocation of new shares or the increase of the par value of the existing shares, or by using any combination of these two methods, said shares granting the same rights as the former shares, except for their issue date, decides that the total nominal amount of the share capital increases that may be achieved, immediately and/or in future, pursuant to this resolution shall not exceed €1,539,509.975. This limit is set (i) without taking into account the par value of the Company’s ordinary shares to be issued, if applicable, in relation to the adjustments carried out in order to protect the interests of holders of rights attached to the securities that shall be issued on the basis of this delegation, in accordance with legal and regulatory requirements as well as applicable contractual provisions and (ii) independently and distinctly from the Global Limit,

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decides, in accordance with Article L. 225-130 of the French Commercial Code, that if the present delegation is used by the Board of Directors, rights constituting odd lots will not be negotiable and the corresponding securities will be sold with the proceeds from such sale to be allocated among holders of said rights during the period provided by the regulations, decides that this delegation supersedes all previous delegation established for the same purpose.

  Fourteenth resolution

Authorization to be granted to the Board for the purpose of reducing the share capital by cancelling shares as part of the authorization to buy back its own shares.

The Shareholders’ Meeting, ruling under the quorum and majority required for extraordinary shareholders’ meetings,

having reviewed the Board of Directors' report and the statutory auditors' special report,

subject to adoption of the eighth resolution herein,

authorizes the Board of Directors, in accordance with Article L. 225-209-2 of the French Commercial Code, to cancel, on one or more occasions, all or part of the shares acquired by the Company pursuant to the share buybacks authorized by the eighth resolution and to reduce the share capital accordingly, such cancellations not to exceed 10% of the share capital of the Company in the aggregate per twenty-four month period, decides that any potential excess of the purchase price of the shares over their par value will be charged on any available reserve account, including the legal reserves, within the limit of 10% of the capital reduction, grants full powers to the Board, with the option to sub-delegate as provided by law, to carry out all acts, formalities or declarations necessary to finalize the capital reductions that could be achieved pursuant to this authorization and for the purposes of amending the Company's by-laws as a result.

This authorization is granted for a period of twelve (12) months from the date of this Shareholders’ Meeting.

  Fifteenth resolution

Delegation of authority to the Board of Directors to issue and grant warrants (“BSAs” or “bons de souscription d’actions”) to certain eligible beneficiaries.

[NOTE TO THE SHAREHOLDERS: The objective of this resolution is to allow the Company to grant equity to non-employee beneficiaries for services rendered to the Company.]

The Shareholders’ Meeting, acting under the conditions of quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the Board of Directors’ report and the statutory auditors’ report, delegates to the Board of Directors the authority to make an issuance of a maximum number of 200,000 BSAs, each giving the right to subscribe for one ordinary share of the Company with a par value of 0.025 euro, decides to authorize the issuance of BSAs within the Previously Authorized Share Reserve limit (each, an "Authorized BSA") and to restrict the grant of Authorized BSAs to non-employee directors of the Company or its subsidiaries, advisors and non-employee service providers of the Company or its subsidiaries retained or engaged through a service or consulting agreement (the “Beneficiaries”), specifies in accordance with the provisions of Articles L.228-91 and L.225-132 of the French Commercial Code, that this decision entails, in favor of the holders of the BSAs, waiver of the shareholders’ preferential subscription rights to ordinary shares into which the BSAs are exercisable, decides that the subscription price of an Authorized BSA will be set by the Board of Directors on the day of the issuance of such Authorized BSA based on its terms and shall in any event be at least equal to 10% of the subscription price (including issuance premium) of the underlying ordinary share. The Board of Directors shall set the exercise price of the Authorized BSA to be at least equal to the weighted average market price American Depository Shares representing the Company’s ordinary shares for the twenty (20) trading days preceding the grant date of such Authorized BSAs (the "Exercise Price"), decides that the issuance price of the Authorized BSA can be paid by the Beneficiary either in cash or by way of set-off against claims that have become due and payable, as the case may be,

decides, pursuant to the provisions of Article L.225-138-I of the French Commercial Code, to authorize the Board of Directors to set the list of Beneficiaries and the portion of Authorized BSAs to be allocated to each designated Beneficiary,

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authorizes the Board of Directors, within the limit set forth above, to issue and allocate the Authorized BSAs to each Beneficiary, on one or more occasions, decides to delegate to the Board of Directors the authority to determine the terms and conditions of exercise of the Authorized BSAs and, in particular, the issuance price, Exercise Price and the vesting schedule of the Authorized BSAs; provided, Authorized BSAs shall be exercised no later than ten (10) years following the date of grant and that Authorized BSAs not exercised within ten (10) years of the date of grant shall automatically lapse, decides that, when applicable, for the independent directors’ annual grants only, the grant of Authorized BSAs to the Company’s directors shall be conditional upon their attendance at at least 80% of the annual regular Board of Directors meetings, decides that this delegation is granted for a period of eighteen (18) months from this day and supersedes all previous delegation established for the same purpose,

decides that the underlying ordinary shares must be fully paid up at the time of subscription by payment in cash or by offsetting due, liquid and payable debts,

decides that new shares granted to the Beneficiary upon exercise of Authorized BSAs shall be subject to all statutory provisions and shall be entitled to dividends from the first day of the fiscal year during which the shares are issued, decides that Authorized BSAs will be transferrable, shall be issued in registered form and shall be subject to book entry,

decides to authorize the issuance of a maximum of 200,000 ordinary shares upon exercise of the BSAs, provided that this number of ordinary shares shall not exceed the Previously Authorized Share Reserve, reminds that in accordance with Article L.228-98 of the French Commercial Code:

-	in the event of a reduction in share capital due to losses resulting from a decrease in the number of shares outstanding, the rights of holders of Authorized BSAs regarding the number of shares they are entitled to receive upon exercise of Authorized BSAs will be reduced accordingly as if the said holders had been shareholders from the issuance date of the Authorized BSAs;
-	in the event of a reduction in share capital due to losses resulting from a decrease in the par value of the shares, the subscription price of for the underlying shares will not change and the premium shall be increased by the amount of the decrease of the par value;

decides furthermore that,

-	in the event of a reduction in share capital not arising from losses resulting from a decrease in the par value of the shares, the subscription price of the underlying shares will be reduced proportionally;

-	in the event of reduction in share capital not arising from losses resulting from a decrease in the number of shares outstanding, the holders of Authorized BSAs, if they exercise their Authorized BSAs, will be able to request repurchase of their shares on the same terms as if they had been shareholders at the time when the Company repurchased its shares, decides, in accordance with the provisions of Article L.228-98 of the French Commercial Code, that the Company is authorized, without the need to obtain an authorization from the holders of Authorized BSAs to modify its legal form and its purpose, reminds that pursuant to provisions of Articles L.228-98 of the French Commercial Code, the Company can neither amend rules of distribution of its profits, nor amortize its capital, nor create preferred shares involving such amendment or such amortization except as permitted by the grant agreement or pursuant to Article L.228-103 of the French Commercial Code and subject to ensuring that rights of holders of securities giving access to share capital are maintained pursuant to the provisions referred to in Article L.228-99 of the French Commercial Code,

authorizes the Company to enforce against holders of Authorized BSAs the redemption or the repayment of their rights in accordance with the provisions of Article L.208-102 of the French Commercial Code,

decides that, in the event it is necessary to make the adjustment referred to in Article L.228-99 3° of the French Commercial Code, the adjustment would be achieved by applying the method provided in Article R.228-91 of the French Commercial Code, provided that preferential right of subscription value as value of share before posting of subscription right would be, if necessary, determined by the Board of Directors depending on subscription, exchange or sale price per share retained during the last transaction realized on the share capital of the Company (capital increase, securities contributions, sale of shares, etc.) during the six (6) months preceding the meeting of the Board of Directors, or, otherwise realization of such transaction during this period, depending on any other financial parameter which will appear relevant for the Board of Directors (and which will be validated by the statutory auditors of the Company), decides to grant all powers to the Board of Directors to enforce this resolution, and especially in order to:

-	issue and allocate Authorized BSAs and set the conditions of exercise and the final terms of Authorized BSAs, including the vesting schedule, pursuant to the provisions of this resolution and within the limits set forth in this resolution;
-	determine the identity of the Beneficiaries of Authorized BSAs as well as the number of Authorized BSAs to allocate to each;
-	set the price of the shares which may be subscribed for upon exercise of Authorized BSAs, pursuant to the conditions mentioned above;
-	record the number of ordinary shares issued following the exercise of the Authorized BSAs, carry out the formalities subsequent to corresponding capital increases and amend the Company’s by-laws accordingly;
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-	take any action to ensure the protection of holders of Authorized BSAs in the event of a financial transaction relating to the Company, in accordance with applicable law and regulations;
-	generally, take any action and carry out any formality necessary with respect to the issuance of the Authorized BSAs or the underlying shares.

  Sixteenth resolution

Delegation of authority to be granted to the Board of Directors in order to increase the share capital by way of issuing of shares and securities giving access to the Company’s share capital to the benefit of employees who participate in a Company saving plan.

The Shareholders’ Meeting, acting under the conditions of quorum and majority conditions required for extraordinary shareholders’ meetings, having reviewed the Board of Directors’ report and the statutory auditors’ report, acting in accordance with Articles L. 225-129 et seq and L. 225-138-1 of the French Commercial Code and Article L. 3332-1 et seq of the French Labor Code,

grants to the Board of Directors, the authority to issue, on one or more occasions in the proportions and at the times it deems appropriate, ordinary shares or any type of securities giving access, by any means, immediately and/or in the future, to the Company’s ordinary shares reserved for participants in the savings plan of the Company or, as applicable, of French or foreign companies affiliated with the Company according to Article L. 225-180 of the French Commercial Code and Article L. 3344-1 of the French Labor Code,

decides that the maximum nominal amount of the increase in share capital that may be completed pursuant to this resolution may not exceed €45,000. This limit is set without taking into account the par value of the Company’s ordinary shares to be issued, if applicable, in relation to the adjustments carried out in order to protect the interests of holders of rights attached to the securities that shall be issued on the basis of this delegation, in accordance with legal and regulatory requirements as well as applicable contractual provisions, decides, in addition, that the nominal amount of any share capital increase that may be completed pursuant to this resolution will be deducted from the Global Limit,

decides that the total nominal amount of the debt securities issued giving access to the Company’s share capital that may be issued pursuant to this resolution shall not exceed €45,000 (or the corresponding value of this amount for an issuance in a foreign currency), decides, that total amount of any issue of debt securities giving access to the Company’s share capital that may be issued pursuant to this resolution shall be deducted from the overall financial limits set forth in the twelfth resolution above, specifies that this delegation is granted to the Board of Directors for a period of eighteen (18) months as from the date of the present Shareholders’ Meeting,

decides that the issue price of the new shares or securities giving access to the Company’s share capital will be determined by the Board of Directors in accordance with Articles L. 3332-18 to L. 3332-23 of the French Labor Code,

decides to waive, for the benefit of the participants in the Company’s (or its French or foreign company affiliates’) savings plan, the shareholders’ preferential subscription right to the shares or securities giving access by any means, immediately or in the future, to ordinary shares to be issued according to this resolution, decides that the Board of Directors is granted full powers to implement the present delegation, with the right to sub-delegate in accordance with the conditions set out by applicable law and regulation, particularly in order to, without limitation:

-	decide that the subscriptions may be completed directly or through employee shareholding funds, or all other structures or entities permitted by applicable law or regulation;
-	set the dates, terms and conditions of any issuance pursuant to the present resolution, and, set the opening and closing dates of the subscriptions, and more generally decide on all other conditions of each issuance;
-	to apply for the admission to trading of the securities issued, record the completion of the shares capital increases and to subsequently amend the Company’s by-laws;
-	carry out, directly or through an assignee, all transactions and formalities related to the share capital increases;
-	to charge the expenses of capital increases to the amount of the premiums related to such increases, and deduct from this amount the necessary amounts in order to bring the legal reserve to one-tenth of the new amount of the new share capital after each increase.

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